Exhibit 12 to 13D
   Amendment No. 1
   SWVA Bancshares, Inc.


   SWVA
   Bancshares, Inc.


                                 September 18, 1997



   Mr. Richard J. Nelson
   LaSalle Capital Management, Inc.
   Suite 500
   350 E. Michigan Ave.
   Kalamazoo, MI  49007


                                 VIA FACSIMILE

   Dear Mr. Nelson:

   As of this writing, we have not received the "new Cede & Co. letter" referenced in your letter dated September 16, 1997. But, we now understand why your earlier letters referred to different dates for inspection. Hopefully a new letter from them will solve the problem.

   However, regardless of whether Mr. Chapple or your lawyers visit us to inspect documents, we thought you should know that if you decide to solicit proxies by mail, we will mail your material. We will ask that you provide us with postage or payment for postage and other expenses for your mailing at the time you provide us with your material.

   We have approximately 236 record holders and estimate that we have an additional 250-300 beneficial holders who are not record holders. These additional beneficial holders hold their shares through nominees, such as brokers, who maintain an account for each beneficial owner that is a nominee's client.

   For these 236 record holders, our transfer agent has told us it would charge $100 to prepare the proxy records for mailing and $100 to mail two additional documents (such as a proxy statement and a return envelope). Postage for 236 mailings would be 32 cents ($75.52) for up to one ounce and 55 cents ($129.80) for less than 2 ounces. For the 250-300 additional beneficial owners, there would be a $20 per nominee charge for each of about 25 nominees ($500) plus approximately $1.45 additional cost for each account (approximately $362 to $435).

   The printing costs will vary on how much you print, although cost is not exactly proportional to quantity. Our printer estimated that you would have the following printing expenses: $120 for 350 mailing envelopes (9" x 12"), $65 for 350 return envelopes, $345 for 600 proxy sheets and $1,135 for 1,200 copies of a proxy statement.

   We know you would rather have all of the material you are entitled to sent to you without making your lawyers or Mr. Chapple visit us, but we think Mr. Chapple might want to visit so he can see if he wants to serve a as director and travel such a great distance for each meeting.

                                      Very truly yours,


                                      /s/ B.L. Rakes
                                      B.L. Rakes
                                      President

   mgs